EXHIBIT 12

LKQ CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

(Unaudited)

						Three Months Ended
	Year Ended December 31,
	2010	2011	2012	2013	2014	March 31, 2015
Income from continuing operations before provision for income taxes	$270,125	$335,771	$409,167	$475,827	$587,888	$169,101
Fixed charges	54,769	56,901	71,983	100,190	124,670	30,641
Amortization of capitalized interest, net of interest capitalized	2	(318)	(57)	56	(50)	(14)

Earnings available for fixed charges	$324,896	$392,354	$481,093	$576,073	$712,508	$199,728

Fixed charges:
Interest expense, including amortization of debt issuance costs	$29,765	$24,307	$31,429	$51,184	$64,542	$15,047
Capitalized interest	35	479	296	130	264	75
Portion of rental expense representative of interest	24,969	32,115	40,258	48,876	59,864	15,519

Total fixed charges	$54,769	$56,901	$71,983	$100,190	$124,670	$30,641

Ratio of earnings to fixed charges	5.9	6.9	6.7	5.7	5.7	6.5